BY EDGAR AND FACSIMILE
Mr. Matthew Spitzer
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3227

September 15, 2009

Gol Linhas Aéreas Inteligentes S.A.
Registration Statement on Form F-3
Commission File No. 333-161528

Dear Mr. Spitzer:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) has received the Staff’s comment letter dated September 14, 2009 concerning the above-referenced filing on Form F-3 (the “F-3”). On behalf of the Company, we advise you as follows regarding your comments as noted below:

SEC Comment No. 1

     Please remove the term “Joint Bookrunners” from the cover page of your prospectus.

Response to Comment No. 1

The Company will comply with the comment and remove the reference.

SEC Comment No. 2

     Please provide us with your legal analysis of why Fundo de Investimento em Participações ASAS should not be identified as an underwriter in this offering.

Response to Comment No. 2

Under Brazilian law, Brazilian corporations (sociedades por ações) formed after November 1, 2001, which is the case with the Company, cannot have non-voting preferred shares or preferred shares with restricted voting rights issued in an amount exceeding 50% of the total share capital (Brazilian Federal Law No. 10,303/01). With the Company's proposed issuance of non-voting preferred shares in the instant transaction, the 50/50 balance between common and preferred stock would not be maintained. Accordingly, ASAS is selling to the public in this offering sufficient shares of its previously owned preferred shares to receive the proceeds necessary to buy newly-issued common shares from the Company to preserve the legally required balance between the total common and preferred shares issued. ASAS as selling shareholder is doing nothing different than, and is therefore no different than, any selling shareholder is in any public offering. ASAS then uses the proceeds to buy common stock, which is not publicly traded. The Company does not see in this transaction that ASAS is acting as an underwriter, but only as a selling shareholder, helping the Company (and its other shareholders) to consummate a necessary capital-raising transaction by buying common stock so that the 50/50 balance that the law mandates is preserved. We propose to put the gist of this explanation in the Use of Proceeds section of the Prospectus Supplement to aid investors in their understanding.

Mr. Matthew Spitzer
Division of Corporation Finance – Securities and Exchange Commission
September 15, 2009

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3702-2202 or Mr. Leonardo Porciúncula Gomes Pereira of the Company at (011-55-11) 5098-7875.

Very truly yours,

/s/ Andrew B. Jánszky
Andrew B. Jánszky

cc: Leonardo Porciúncula Gomes Pereira – Gol Linhas Aéreas Inteligentes S.A.